[Letterhead of American Axle & Manufacturing Holdings, Inc.]

May 1, 2018

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Kuhn

Re:	American Axle & Manufacturing Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 16, 2018
File No. 001-14303

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated April 30, 2018 with respect to  American Axle & Manufacturing Holdings, Inc.’s  (“AAM”) annual report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 10-K”) filed with the Commission on February 16, 2018.

For the convenience of the Staff, the comment contained in the Staff’s comment letter appears below in bold.  AAM’s response to the comment immediately follows the comment.

Form 10-K for the fiscal year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Segment Reporting, page 28

1.
We note your presentation of Total Segment Adjusted EBITDA included as part of your tables which outline your sales and Segment Adjusted EBITDA for each of your reporting segments.  You state on page 29 that Segment Adjusted EBITDA is a meaningful measure as it is used to assess business and operating performance of the segments, and for operational planning and decision making purposes.  However, it is unclear from your disclosures why management believe the presentation of Segment Adjusted EBITDA on a consolidated basis is useful to investors regarding your financial condition and results of operations.  Please revise to disclose and to the extent material, include the additional purposes, if any, for which you use the non-GAAP measure in accordance with Item 10(e)(1)(i)(C) -(D) of Regulation S-K.  Refer to the guidance outlined in Question 104.04 of the C&DIs on the use of non-GAAP financial measures which can be found on the SEC’s website.

In response to the Staff’s comment, AAM proposes, beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (which it plans on filing on May 4, 2018) and subsequent periods, to include the following paragraph under the caption “Reconciliation of Non-GAAP and GAAP Information” in Segment Reporting (tracked edits reflect changes from the presentation of this paragraph in the 2017 10-K):

We define EBITDA to be earnings before interest expense, income taxes, depreciation and amortization. Total Segment Adjusted EBITDA is defined as EBITDA excluding the impact of restructuring and acquisition-related costs, debt refinancing and redemption costs, and non-recurring items.  We believe that EBITDA and Total Segment Adjusted EBITDA ~~is~~ are ~~a~~ meaningful measures of performance as they ~~it~~ are ~~is~~ commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA and Total Segment Adjusted EBITDA, together with other measures, to measure our operating performance relative to other Tier 1 automotive suppliers and to assess the relative mix of ~~our earnings~~Adjusted EBITDA by segment. We also believe that Total Segment Adjusted EBITDA is a meaningful measure as it is used ~~to assess business and operating performance of the segments, and~~ for operational planning and decision-making purposes. These n~~N~~on-GAAP financial measures are not and should not be considered a substitute for any GAAP measure. Additionally, non-GAAP financial measures as presented by AAM may not be comparable to similarly titled measures reported by other companies.

If you have any questions concerning the matters referred to in this letter please contact our outside counsel, Lisa Jacobs of Shearman & Sterling LLP, at 212 848-7678.

Sincerely,

/s/ Christopher J. May

Christopher J. May
Vice President & Chief Financial Officer
American Axle & Manufacturing Holdings Inc.